Exhibit 16.1

October 29, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Zoom Technologies, Inc. under Item 4.01 of its Form 8-K dated October 29, 2014. We agree with the statements concerning our Firm in the first and second paragraphs; the first two sentences of the third paragraph; the first and last sentence of the fourth paragraph; and the fifth and sixth paragraphs in such Form 8-K; we are not in a position to agree or disagree with other statements of Zoom Technologies, Inc. contained therein.

Very truly yours,

/s/ Marcum Bernstein & Pinchuk LLP
Marcum Bernstein & Pinchuk LLP